Exhibit 99.1

BOS Reports Record $15 Million in Revenues for the First Quarter of 2025

RISHON LE ZION, Israel, May 29, 2025 – BOS Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC) reported its financial results for the first quarter of the year 2025.

First Quarter 2025 Financial Highlights:

●	Revenues increased by 33.1% to $15.0 million from $11.3 million in the first quarter of the year 2024;

●	Gross profit margin improved to 23.9% compared to 22.7% in the first quarter of the year 2024;

●	EBITDA increased by 86.2% to $1.9 million compared to $1.0 million in the first quarter of the year 2024;

●	Operating expenses increased by only 7.7% compared to the 33.1% increase in revenues, demonstrating operating leverage;

●	Net income increased by 82.3% to $1.35 million or $0.23 per basic share compared to $741,000 or $0.13 per basic share in the first quarter of the year 2024;

●	Backlog was $22 million as of March 31, 2025 compared to $27 million as of December 31, 2024.

Eyal Cohen, Chief Executive Officer at BOS, stated: “I am pleased to report record revenues and record net income in the first quarter, demonstrating the success of our strategic focus on the defense sector and diligent operating efficiency. We continue to capitalize on the growing opportunities in this rapidly changing sector by increasing contracting activity with existing customers and securing new customers.”

“Based on our first quarter performance and contracted backlog, we are optimistic about surpassing our full-year outlook for 2025, which are revenues of $44 million and net income of $2.5 million,” Cohen concluded.

“Our record results in the first quarter reflect BOS’s long-term investments in developing a diverse product offering and establishing a robust operational and financial framework, all of which are specifically designed to meet the evolving and distinct demands of the defense industry,” said Avidan Zelicovsky, BOS President.

BOS will host a video conference meeting on May 29, 2024 at 8:30 a.m. EDT. A question-and-answer session will follow management’s presentation. To access the video conference meeting, please click on the following link: https://us06web.zoom.us/j/83920447982?pwd=nxng3dstyBqK9argz8YQSsH9Cx4VkE.1

For those unable to participate in the video conference, a recording of the meeting will be available the next day on the BOS website: www.boscom.com

About BOS

BOS integrates cutting-edge technologies to streamline and enhance supply chain operations for global customers in the aerospace, defense, industrial and retail sectors. The Company integrates three specialized divisions:

- Intelligent Robotics Division: Automates industrial and logistics inventory processes through advanced robotics technologies, improving efficiency and precision.

- RFID Division: Optimizes inventory management with state-of-the-art solutions for marking and tracking, ensuring real-time visibility and control.

- Supply Chain Division: Integrates franchised components directly into customer products, meeting their evolving needs for developing innovative solutions.

For more information on BOS Better Online Solutions Ltd., visit www.boscom.com.

For additional information, contact:

Matt Kreps, Managing Director

Darrow Associates

+1-214-597-8200

mkreps@darrowir.com

Eyal Cohen, CEO

+972-542525925

eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with US GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the effect of the war against the Hamas and other parties in the region, the continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the US Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2025	2024	2024
	(Unaudited)	(Unaudited)	(Audited)

Revenues	$15,026	$11,287	$39,949
Cost of revenues	11,437	8,727	30,655
Gross profit	3,589	2,560	9,294
Operating costs and expenses:
Research and development	41	44	175
Sales and marketing	1,263	1,162	4,394
General and administrative	542	508	2,113
Impairment of intangible assets and Goodwill	-	-	1,173
Total operating costs and expenses	1,846	1,714	7,855

Operating income	1,743	846	1,439
Financial expenses, net	(272)	(105)	(139)
Income before taxes on income	1,471	741	1,300
Income taxes benefits (expenses)	(120)	-	1,000
Net income	$1,351	$741	$2,300

Basic net income per share	$0.23	$0.13	$0.40
Diluted net income per share	$0.22	$0.13	$0.39
Weighted average number of shares used in computing basic net income per share	5,900	5,748	5,756
Weighted average number of shares used in computing diluted net income per share	6,273	5,828	5,887

Number of outstanding shares as of March 31, 2025 and 2024 and December 31, 2024	5,924	5,748	5,793

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31, 2025	December 31, 2024
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,844	$3,368
Restricted bank deposits	66	185
Trade receivables, net	15,839	11,787
Other accounts receivable and prepaid expenses	1,235	1,150
Inventories	7,505	7,870

Total current assets	28,489	24,360

LONG-TERM ASSETS	167	177

PROPERTY AND EQUIPMENT, NET	3,362	3,417

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	727	779

DEFERRED TAX ASSETS	981	1,000

OTHER INTANGIBLE ASSETS, NET	407	422

GOODWILL	4,188	4,188

Total assets	$38,321	$34,343

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31, 2025	December 31, 2024
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$342	$439
Operating lease liabilities, current	161	176
Trade payables	7, 769	6,362
Employees and payroll accruals	1,128	1,087
Deferred revenues	2,543	2,003
Accrued expenses and other liabilities	1,091	598
Total current liabilities	13,034	10,665

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	921	980
Operating lease liabilities, non-current	530	576
Long-term deferred revenues	273	293
Accrued severance pay, net	514	498

Total long-term liabilities	2,238	2,347

TOTAL SHAREHOLDERS’ EQUITY	23,049	21,331

Total liabilities and shareholders’ equity	$38, 321	$34,343

CONDENSED CONSOLIDATED EBITDA
(U.S. dollars in thousands)

	Three months ended March 31,		Year ended December 31,
	2025	2024	2024

Operating income	$1,743	$846	$1,439
Add:
Impairment of Goodwill and other intangible assets		-	1,173
Amortization of intangible assets	15	47	190
Stock-based compensation	9	21	74
Depreciation	101	89	370
EBITDA	$1,868	$1,003	$3,246

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended March 31, 2025

Revenues	$3,259	$11,390	496	(119)	$15,026

Gross profit	707	2,756	126	-	3,589

Allocated operating expenses	529	1,048	68	-	1,645

Unallocated operating expenses*		-	-		201

Income from operations	$178	$1,708	$58		1,743

Financial expenses and tax on income					(392)

Net income					$1,351

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended March 31, 2024

Revenues	$3,683	$7,356	250	(2)	$11,287

Gross profit	992	1,484	84	-	2,560

Allocated operating expenses	565	909	62	-	1,536

Unallocated operating expenses*	-	-	-		178

Income from operations	$427	$575	$22		846

Financial expenses and tax on income					(105)

Net income					$741

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Year ended December 31, 2024

Revenues	$12,877	$25,829	1,410	(167)	$39,949

Gross profit	3,533	5,430	331		9,294

Allocated operating expenses	2,273	3,338	274		5,885

Impairment of goodwill and intangible assets	984	189	-		1,173

Unallocated operating expenses*	-	-	-		797

Income from operations	$276	$1,903	$57		1,439

Financial expenses and tax benefit					861

Net income					$2,300

*	Unallocated operating expenses include costs not specific to a particular segment but general to the entire group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.